August 7, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Julia Griffith (griffithj@sec.gov)

Re:	Eastern Bankshares, Inc.
Registration Statement on Form S-1 (Commission File No. 333-239251)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Eastern Bankshares, Inc. in requesting the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 12:00 Noon, Eastern Time, on Tuesday, August 11, 2020, or as soon thereafter as practicable.

Very truly yours, Keefe, Bruyette & Woods, Inc.

/s/ Patricia McJoynt
Name: Patricia McJoynt
Title: Managing Director

Keefe, Bruyette & Woods ● 70 West Madison, Suite 2401 ● Chicago, IL 60602

312 .423.8200 ● 800.929.6113 ● Fax 312.423. 8232 ● www.kbw.com